

13030120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 28860 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Malkin Securities Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Grand Central Place, 60 East 42nd Street
(No. and Street)

New York (City) NY (State) 10165-0015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Labell 212-850-2677
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue (Address) New York (City) NY (State) 10017-6701 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

EM 3/8/13

## OATH OR AFFIRMATION

I, Mark Labell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Malkin Securities Corp., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FAY MILLER
Notary Public, State of New York
No. 01MI6133420
Qualified in Nassau County
Commission Expires September 19, 20 13

Signature

Executive Vice President, Finance
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Malkin Securities Corp.

## Financial Statements

## Year Ended December 31, 2012

(Together with Independent Auditors' Report)


MP&S
Marks Paneth & Shron LLP
Certified Public Accountants & Consultants
IT ALL ADDS UP.


Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Malkin Securities Corp.
New York, New York

## Report on Financial Statements

We have audited the accompanying statement of financial condition of Malkin Securities Corp. (a New York S corporation), as of December 31, 2012 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditor considers internal control relevant to the Corporation's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Malkin Securities Corp. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

## Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Marks Paneth & Shron LLP

New York, NY
February 26, 2013

# MALKIN SECURITIES CORP.

## Statement of Financial Condition

## December 31, 2012

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ 534,662 | |
| Securities owned | 485,806 | |
| Dividends receivable | 2,527 | |
| Other assets | 104,406 | |
| Computer equipment (at cost, less accumulated depreciation of $12,865) | 3,953 | |
| **TOTAL ASSETS** | | $ 1,131,354 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accrued expenses and taxes | $ 22,388 | $ 22,388 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock - $.01 par value, authorized 1,500 shares; issued 1,275 shares; outstanding 744 shares | 13 | |
| Additional paid-in-capital | 2,850,000 | |
| Accumulated deficit | (1,722,113) | |
| | 1,127,900 | |
| Less treasury stock (at cost), 531 shares | (18,934) | |
| **TOTAL STOCKHOLDERS' EQUITY** | | 1,108,966 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | | $ 1,131,354 |

See notes to financial statements.

# MALKIN SECURITIES CORP.

## Statement of Operations

## For the Year Ended December 31, 2012

| | | |
|---|---|---|
| **INCOME** | | |
| Syndication fees | $ 354,463 | |
| Dividend income | 8,569 | |
| **Total Income** | | $ 363,032 |
| **EXPENSES** | | |
| Professional fees | 15,676 | |
| Wages and employee-related costs | 366,925 | |
| Regulatory fees | 21,684 | |
| Accounting fees | 9,595 | |
| Promotion and marketing | 159,305 | |
| Rent and utilities | 31,318 | |
| Office expenses | 37,709 | |
| Depreciation | 3,201 | |
| **Total Expenses** | | 645,413 |
| **NET LOSS BEFORE UNREALIZED GAIN AND INCOME TAX BENEFIT** | | (282,381) |
| Unrealized gain on securities owned | | 9,332 |
| **NET LOSS BEFORE INCOME TAX BENEFIT** | | (273,049) |
| Income tax benefit | | 21,998 |
| **NET LOSS** | | $ (251,051) |

See notes to financial statements.

## MALKIN SECURITIES CORP.

### Statement of Changes in Stockholders' Equity

### For the Year Ended December 31, 2012

| | TOTAL STOCKHOLDERS' EQUITY | COMMON STOCK | ADDITIONAL PAID- IN- CAPITAL | ACCUMULATED (DEFICIT) | TREASURY STOCK |
|---|---|---|---|---|---|
| **BALANCE, JANUARY 1, 2012** | $ 1,360,017 | $ 13 | $ 2,850,000 | $ (1,471,062) | $ (18,934) |
| Net loss | (251,051) | - | - | (251,051) | - |
| **BALANCE, DECEMBER 31, 2012** | $ 1,108,966 | $ 13 | $ 2,850,000 | $ (1,722,113) | $ (18,934) |

See notes to financial statements.

**MALKIN SECURITIES CORP.**

**Statement of Cash Flows**

**For the Year Ended December 31, 2012**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ (251,051) | |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | 3,201 | |
| Unrealized gain on securities owned | (9,332) | |
| Deferred tax benefit | (24,313) | |
| Decrease in cash flows due to changes in operating assets and liabilities: | | |
| Dividends receivable | (2,527) | |
| Other assets | 2,317 | |
| Accrued expenses and taxes | (8,527) | |
| Net cash used in operating activities | | $ (290,232) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Purchases of equipment | (669) | |
| Net cash used in investing activities | | (669) |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | | (290,901) |
| Cash and Cash Equivalents, January 1, 2012 | | 825,563 |
| Cash and Cash Equivalents, December 31, 2012 | | $ 534,662 |
| **Supplemental Disclosure of Cash Flow Information:** | | |
| Taxes paid during the year | | $ 1,800 |

See notes to financial statements.

**MALKIN SECURITIES CORP.**

**Notes to Financial Statements**

**December 31, 2012**

## NOTE 1: NATURE OF BUSINESS

Malkin Securities Corp. (the "Corporation") is a broker-dealer acting as the placement agent for direct participation programs in real estate ventures which are affiliated with the Corporation's shareholders.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting under U.S. generally accepted accounting principles, ("GAAP.")

Revenue Recognition
Revenue from the syndication of real estate ventures is recognized when a deal closes and the entity is formed. Syndication revenue earned for the year ended December 31, 2012 was $354,463.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Corporation are recorded on a trade date basis.

Amounts receivable and payable for securities transaction that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, "Fair Value Measurement."

Use of Estimates
The presentation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Federal and New York State income taxes have not been provided because the shareholders have elected to have the Corporation treated as an S corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the Corporation's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. Local income taxes have been provided for.

The Corporation follows the provisions of FASB ASC 740, "Income Taxes", which provides standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Corporation is no longer subject to federal or state and local income tax examinations by tax authorities for years before 2009.

**NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

At December 31, 2012, the Corporation has available unused net operating loss carryforwards in the amount of $1,063,843 that may be applied against future taxable income and that expire as follows:

| | |
|---|---|
| 2029 | $ 88,648 |
| 2030 | 682,246 |
| 2032 | 292,949 |
| | $1,063,843 |

Depreciation
The Corporation computes depreciation over a period of 5 years. Depreciation has been computed using the Modified Accelerated Cost Recovery System ("MACRS").

Promotion and Marketing Costs
Promotional and marketing costs are expensed as incurred.

Cash Equivalents
Cash equivalents consist of amounts held in a money market mutual fund.

Fair Value Measurements
FASB ASC 820, "Fair Value Measurements" defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Subsequent Events
Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the statement of financial condition through February 26, 2013, the date the financial statements were available to be issued. No material events have occurred.

**NOTE 3: RELATED-PARTY TRANSACTIONS**

Peter L. Malkin is Chairman of Malkin Holdings LLC, which provides or obtains services for the Corporation. Anthony E. Malkin is President of Malkin Holdings LLC. Malkin Holdings LLC did not provide any services to the Corporation for the year ended December 31, 2012. During 2012, Malkin Holdings LLC made certain payments on behalf of the Corporation which have been reimbursed as of December 31, 2012.

The Corporation paid approximately $343,000 to Malkin Properties LLC for payroll related costs in 2012.

**MALKIN SECURITIES CORP.**

**Notes to Financial Statements**

**December 31, 2012**

## NOTE 4: NET CAPITAL REQUIREMENTS AND RESERVE REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Corporation had a net capital of $851,420, which was $846,420 in excess of the minimum net capital required of $5,000. The Corporation's percentage of aggregate indebtedness to net capital was 2.63%

The Corporation is exempt from the provisions of SEC Rule 15c3-3 related to determination of reserve requirements pursuant to Rule 15c3-3 section (k)(2)(i).

## NOTE 5: FAIR VALUE MEASUREMENTS

The fair value hierarchy defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 Inputs.

In determining fair value, the Corporation utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible in its assessment of fair value.

The Corporation reports its investments in NDAQ shares at fair market value, with unrealized gain or loss included in the attached statement of operations. Based on the criteria stated above, these shares have been categorized as Level 1.

## NOTE 6: INCOME TAX BENEFIT

The income tax benefit is comprised of New York City income tax attributable to:

| | |
|---|---|
| Current year's tax provision | $ 2,317 |
| 2012 deferred benefit | (24,313) |
| | $ (21,996) |

## MALKIN SECURITIES CORP.

### Notes to Financial Statements

### December 31, 2012

**NOTE 6: INCOME TAX BENEFIT (continued)**

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities are as follows:

| | |
|---|---|
| Deferred Tax Assets: | |
| Net operating loss carryforward | $ 94,118 |
| Accrued expenses | 1,982 |
| Deferred Tax Liabilities: | |
| Unrealized gain on NDAQ shares | 10,305 |
| Net Deferred Tax Asset | $ 85,795* |

*Included in "Other Assets" on the Statement of Financial Condition

**NOTE 7: CONCENTRATION OF CREDIT RISK**

At December 31, 2012, the Corporation maintained a cash balance in a bank account and a balance of $509,468 in a single money market mutual fund. The bank account is insured by the Federal Deposit Insurance Corporation up to $250,000, and at December 31, 2012 is fully insured. In addition, the FDIC has fully insured all non-interest-bearing transaction accounts through December 31, 2012. The money market mutual fund is uninsured. Accordingly, the Corporation is subject to credit risk from this concentration.

Beginning January 1, 2013, noninterest bearing transaction accounts will no longer be insured separately from depositors' other accounts at the same FDIC Insured Depository Institution ("IDI"). Instead, noninterest bearing transaction accounts will be added to any of a depositor's other accounts in the applicable ownership category, and the aggregate balance will be insured up to at least the standard maximum deposit insurance amount of $250,000, per depositor, at each separately chartered IDI

**MALKIN SECURITIES CORP.**

**Supplementary Information**

**Schedule I**

**Schedule of Computation of Net Capital**
**Under Rule 15c3-1 of The Securities Exchange Commission**

**December 31, 2012**

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total stockholders' equity | | $ 1,108,966 |
| Less: 15% of investment in NDAQ shares (Haircut) | $ 72,871 | |
| Furniture and improvements net of accumulated depreciation | 3,953 | |
| 2% of Money Market accounts | 10,676 | |
| Undue concentrations | 62,253 | |
| Non-allowable assets | 106,933 | |
| Other deductions | 860 | |
| | | 257,546 |
| NET CAPITAL UNDER RULE 15c3-1 | | $ 851,420 |
| AGGREGATE INDEBTEDNESS | | $ 22,388 |

## COMPUTATION OF BASIS OF NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required or 6 and 2/3% of aggregate indebtedness | $ 5,000 |
| Excess net capital | $ 846,420 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO CAPITAL | 2.63% |

No material difference exists between the Corporation's calculation of net capital above and that contained in its unaudited Part II of Form X-17A-5 as of December 31, 2012.

**MALKIN SECURITIES CORP.**

**Supplementary Information**

**Schedule II**

**Schedule of Computation for Determination of Reserve Requirements Under Rule 15c3-3 of The Securities Exchange Commission**

**December 31, 2012**

The Corporation is exempt under Section (k)(2)(i) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.